Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

The following article appeared on the Duke Energy Corporation Employee Portal on April 11, 2012:

One Year Later: PremierNotes Proves Its Worth

Alternative form of raising capital gets high marks during first year

4/11/2012

A year ago this month, PremierNotes was an idea — a new program being rolled out with no guarantee of success.

Today, PremierNotes is providing more than $130 million of capital to the company – and it continues to attract new participants to the tune of several million dollars a week. Chalk it up as a success.

“We’ve been pleased with the first year of PremierNotes, said John Heffernan, director of the PremierNotes program. “When we started, we had very little to base our results against. The program was new to us, but also pretty new in the business world.”

Under the program, Duke borrows directly from investors. In return, participants receive a competitive floating rate of interest (currently an annual rate from 1.2 percent to 1.6 percent) that is attractive compared to other cash alternatives – like bank accounts, short-term CDs and money-market mutual funds.

There are no recurring sales or maintenance fees and investors have quick access to their money. Participants have a checkbook for their account and can write checks of over $250 in value at anytime. They may also close their account when they want to and get all their money back.

For investors, PremierNotes pays a higher interest rate than typical CD or money-market accounts. However, deposits are not federally insured. They are backed by the strength and stability of the Duke Energy balance sheet.

The PremierNotes program gives the company an additional source of capital.

“Having access to diversified funding sources at competitive rates is important to finance the capital requirements of the company in a cost-effective manner,” said Stephen G. De May, senior vice president, Investor Relations and Treasurer.

In the early going, the program was rolled out to employees and retirees. But a round of advertising (print and online) last summer attracted customers, Duke Energy shareholders and other investors.

The minimum balance is only $1,000. Although there is a special arrangement for Duke Energy employees to start investing today for as little as $100 per month in order to attain the minimum balance.

Getting started

To get started in the program, go to www.duke-energy.com/premiernotes or call 800-659-DUKE (3853) for more information on enrolling.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Duke Energy Corporation has filed with the SEC, for more complete information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov(External), or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling toll free at 800-659-DUKE (3853).

Editor’s Note: A comment section does not appear with this article because it describes an investment program. If you have questions about this program, please see the above article for details about where to find more information.